August 13, 2009
Via EDGAR and Facsimile (202) 772-9204
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Attn: H. Christopher Owings

Re:	Western Gas Partners, LP
Registration Statement on Form S-3
File No. 333-160000
Initially filed June 16, 2009
Dear Mr. Owings:
     Western Gas Partners, LP (“Western Gas”), Western Gas Partners Finance Corporation (“Western Gas Finance”) and the subsidiaries identified in the Table of Subsidiary Guarantor Registrants in the Registration Statement on Form S-3, as amended (the “Registration Statement”), File Numbers 333-160000 and 333-160000-01 (such subsidiaries together with Western Gas and Western Gas Finance, the “Registrant”), pursuant to Rule 461 under the Securities Act of 1933, as amended, respectfully requests the effective date for the Registration Statement be accelerated to August 17, 2009 at 9:00 a.m. Washington, D.C. time or as soon thereafter as practicable.
     The Registrant hereby acknowledges that:
1.	Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Registrant may not assert staff comments and declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, or require any additional information, please do not hesitate to call me at (832) 636-6002.

Very truly yours,
/s/ Robert G. Gwin
Robert G. Gwin

cc:	Scott Anderegg, U.S. Securities and Exchange Commission
Ellie Bavaria, U.S. Securities and Exchange Commission
Amanda McMillian, Western Gas Partners, LP
Michael E. Dillard, Akin Gump Strauss Hauer & Feld LLP
John Goodgame, Akin Gump Strauss Hauer & Feld LLP
Mark Zajac, KPMG LLP